UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Bonds.com Group, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

098003106

(CUSIP Number)

Ann H. Lamont

Oak Management Corporation

901 Main Avenue, Suite 600

Norwalk, Connecticut 06851

(203) 226-8346

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Michael J. Herling, Esq.

Finn Dixon & Herling LLP

177 Broad Street

Stamford, Connecticut 06901-2048

(203) 325-5000

May 8, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 098003106                                       13D                                                         Page 2 of 20

1.

NAMES OF REPORTING PERSONS

Oak Investment Partners XII, Limited Partnership

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

0

8.  SHARED VOTING POWER

Not applicable

9. SOLE DISPOSITIVE POWER

0

10.  SHARED DISPOSITIVE POWER

Not applicable

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES (See Instructions)

[    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.

TYPE OF REPORTING PERSON

PN

CUSIP NO. 098003106                                       13D                                                         Page 3 of 20

1.

NAMES OF REPORTING PERSONS

Oak Associates XII, LLC

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

0

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

PERSON

0

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES (See Instructions)

[    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.

TYPE OF REPORTING PERSON

OO-LLC

CUSIP NO. 098003106                                       13D                                                         Page 4 of 20

1.

NAMES OF REPORTING PERSONS

Oak Management Corporation

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

0

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

PERSON

0

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES (See Instructions)

[    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.

TYPE OF REPORTING PERSON

CO

CUSIP NO. 098003106                                       13D                                                         Page 5 of 20

1.

NAMES OF REPORTING PERSONS

Bandel L. Carano

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

0

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

PERSON

0

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES (See Instructions)

[    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.

TYPE OF REPORTING PERSON

IN

CUSIP NO. 098003106                                       13D                                                         Page 6 of 20

1.

NAMES OF REPORTING PERSONS

Gerald R. Gallagher

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

0

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

PERSON

0

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES (See Instructions)

[    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.

TYPE OF REPORTING PERSON

IN

CUSIP NO. 098003106                                       13D                                                         Page 7 of 20

1.

NAMES OF REPORTING PERSONS

Edward F. Glassmeyer

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

0

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

PERSON

0

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES (See Instructions)

[    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.

TYPE OF REPORTING PERSON

IN

CUSIP NO. 098003106                                       13D                                                         Page 8 of 20

1.

NAMES OF REPORTING PERSONS

Fredric W. Harman

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

0

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

PERSON

0

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES (See Instructions)

[    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.

TYPE OF REPORTING PERSON

IN

CUSIP NO. 098003106                                       13D                                                         Page 9 of 20

1.

NAMES OF REPORTING PERSONS

Ann H. Lamont

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

0

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

PERSON

0

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES (See Instructions)

[    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.

TYPE OF REPORTING PERSON

IN

CUSIP NO. 098003106                                       13D                                                         Page 10 of 20

1.

NAMES OF REPORTING PERSONS

Iftikar A. Ahmed

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

0

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

PERSON

0

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES (See Instructions)

[    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.

TYPE OF REPORTING PERSON

IN

CUSIP NO. 098003106                                       13D                                                         Page 11 of 20

1.

NAMES OF REPORTING PERSONS

Warren B. Riley

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

0

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

PERSON

0

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES (See Instructions)

[    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.

TYPE OF REPORTING PERSON

IN

CUSIP NO. 098003106                                       13D                                                         Page 12 of 20

1.

NAMES OF REPORTING PERSONS

Grace A. Ames

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [    ]

(b)  [X]

3.

SEC USE ONLY

4.

Source of Funds

WC

5.

Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

[    ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER

Not applicable

8.  SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

Not applicable

10.  SHARED DISPOSITIVE POWER

0

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

PERSON

0

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES (See Instructions)

[    ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.

TYPE OF REPORTING PERSON

IN

STATEMENT ON SCHEDULE 13D

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) relates to the beneficial ownership of Common Stock, par value $0.0001 per share (the “Common Stock”), of Bonds.com Group, Inc., a Delaware corporation (the “Issuer”).  This Amendment No. 5 is being filed on behalf of the Reporting Persons and amends and supplements the Schedule 13D filed by the Reporting Persons on July 6, 2011, as amended by Amendment No. 1 filed on December 9, 2011 (“Amendment No. 1”), Amendment No. 2 filed on June 15, 2012 (“Amendment No. 2”), Amendment No. 3 filed on March 7, 2013 (“Amendment No. 3”) and Amendment No. 4 filed on March 19, 2014 (“Amendment No. 4” and the Schedule 13D, as amended, restated and/or supplemented, the “Schedule 13D”).  Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given such terms in the Schedule 13D.  This Amendment No. 5 is being filed by the Reporting Persons in accordance with Exchange Act Rule 13d-2, and it shall only refer to information that has materially changed since the filing of the Amendment No. 4 on March 19, 2014.  This is the final amendment to this Schedule 13D, and an exit filing for the Reporting Persons.

ITEM 4.

PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following information:

Merger

Pursuant to the previously announced Merger Agreement, the Merger was consummated on May 8, 2014 (the “Closing Date”).

Upon consummation of the Merger and effective as of the Closing Date, all shares of Common Stock and preferred stock of the Issuer were automatically cancelled and ceased to exist, and each share of Common Stock and preferred stock of the Issuer that was outstanding immediately prior to the effective time of the Merger (other than shares (a) for which appraisal rights are properly exercised and not withdrawn under Delaware law and (b) owned by the Issuer, MTS or Merger Sub) were automatically converted into the right to receive allocations of the Merger Consideration (as defined in the Merger Agreement), if any, on the basis of the Amended and Restated Certificate of Incorporation of the Issuer, in each case without interest and subject to any required withholding taxes.  In addition, upon consummation of the Merger and effective as of the Closing Date, all warrants to purchase Common Stock were terminated and no longer exercisable for any shares of Common Stock or any other capital stock of the Company.  Holders of warrants were not entitled to receive and did not receive any Merger Consideration under the Merger Agreement.

The Merger Consideration payable under the Merger Agreement is an amount equal to $15 million, minus transaction costs, minus closing liabilities, and plus or minus a working capital adjustment (to the extent the adjustment is outside the agreed upon collar).  Because the amount of Merger Consideration is substantially less than the aggregate liquidation preference of the Series E-2 Preferred Stock (and less than the aggregate invested capital by the holders of Series E-2 Preferred Stock), all Merger Consideration will be paid to the holders of Series E-2 Preferred Stock, including, but not limited to, Oak Investment Partners XII.  As previously disclosed, $1.5 million of the Merger Consideration has been placed in escrow to cover the purchase price adjustment and certain potential indemnity claims.  Such escrowed funds, in the absence of claims, will be released to the holders of the Series E-2 Preferred Stock in $500,000 increments upon the twelve month, eighteen month and twenty-four month anniversaries of the closing of the Merger.

Because each share of Series E-2 Preferred Stock has an accruing dividend, and because the holders of Series E-2 Preferred Stock purchased shares of Series E-2 Preferred Stock at different times, the Merger Consideration to be received per share of Series E-2 Preferred Stock will vary as a result of the dividend accrued.  Oak Investment Partners XII will not receive any consideration in the Merger for its shares of Series C Preferred Stock or Series E Preferred Stock nor in respect of its warrants to purchase Common Stock.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement attached as Exhibit 99.21 to this Schedule 13D and incorporated in its entirety herein by reference.

The Reporting Persons no longer beneficially own any shares of Common Stock.  This is the final amendment to this Schedule 13D, and an exit filing for the Reporting Persons.

ITEM 5.

INTEREST IN SECURITIES OF THE ISSUER

Items 5(a)-(e) of the Schedule 13D are hereby amended and restated in its entirety as follows:

(a)  As a result of the consummation of the Merger on May 8, 2014, the Reporting Persons no longer beneficially hold any securities of the Issuer.

(b)  As a result of the consummation of the Merger on May 8, 2014, the Reporting Persons no longer beneficially hold any securities of the Issuer.

(c)  Except as disclosed in Item 4, none of the Reporting Persons has effected any transaction in shares of Common Stock during the past 60 days.

(d)  Not applicable.

(e)  As a result of the consummation of the Merger on May 8, 2014, the Reporting Persons no longer beneficially hold any securities of the Issuer.

ITEM 6.

CONTRACTS, UNDERSTANDING, ARRANGEMENTS AND RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and supplemented by the addition of the following:

The Amended and Restated Series E Stockholders Agreement terminated effective upon the consummation of the Merger, in accordance with its terms.

ITEM 7.

MATERIAL TO BE FILED AS EXHIBITS

The following is a list of exhibits filed by the Reporting Persons as part of this Schedule 13D.  For exhibits that previously have been filed, the Reporting Persons incorporate those exhibits herein by reference.  The exhibit table below includes the Form Type and Filing Date of the previous filing and the original exhibit number in the previous filing which is being incorporated by reference herein.  Documents which are incorporated herein by reference to filings by parties other than Oak Investment Partners XII are identified as such.

EXHIBITS

Exhibit 24

Power of Attorney, incorporated herein by reference to Schedule 13D filed on July 6, 2011 by the Reporting Persons as original Exhibit No. 24 (SEC File No. 005-8545).

Exhibit 99.1

Agreement of Reporting Persons, dated July 6, 2011, among the Reporting Persons, incorporated herein by reference to Schedule 13D filed on July 6, 2011 by the Reporting Persons as original Exhibit 99.1 (SEC File No. 005-8545).

Exhibit 99.2

Unit Purchase Agreement, dated as of December 5, 2011, by and between Oak Investment Partners XII, GFINet Inc., Daher Bonds Investment Company, Mida Holdings and the Issuer and the other parties thereto, incorporated herein by reference to Current Report on Form 8-K filed on December 9, 2011 by the Issuer as original Exhibit Number 10.1 (SEC File No. 000-51076)

Exhibit 99.3

Certificate of Designation of Series E Convertible Preferred Stock, Series E-1 Convertible Preferred Stock and Series E-2 Convertible Preferred Stock of Bonds.com Group, Inc., dated December 5, 2011, incorporated herein by reference to Current Report on Form 8-K filed on December 9, 2011 by the Issuer as original Exhibit Number 3.2 (SEC File No. 000-51076)

Exhibit 99.4

Form of Common Stock Warrant, incorporated by reference to Current Report on Form 8-K filed on February 8, 2011 by the Issuer as original Exhibit Number 10.5 (SEC File No. 000-51076)

Exhibit 99.5

Form of Common Stock Warrant, incorporated herein by reference to Current Report on Form 8-K filed on December 9, 2011 by the Issuer as original Exhibit Number 10.2 (SEC File No. 000-51076)

Exhibit 99.6

Exchange Agreement, dated as of December 5, 2011, by and among the Issuer, Oak Investment Partners XII, Limited Partnership, GFINet Inc., UBS Americas, Inc., Jefferies & Company, Inc., Bonds MX, LLC and the other parties thereto, incorporated herein by reference to Current Report on Form 8-K filed on December 9, 2011 by the Issuer as original Exhibit Number 3.2 (SEC File No. 000-51076)

Exhibit 99.7

Second Amended and Restated Registration Rights Agreement, dated as of December 5, 2011, by and among Oak Investment Partners XII and the Issuer, GFINet, Inc., UBS Americas, Inc., Bonds MX, LLC, Robert Jones, Daher Bonds Investment Company, Mida Holdings, Jefferies & Company, Inc. and the other parties thereto, incorporated herein by reference to Current Report on Form 8-K filed on December 9, 2011 by the Issuer as original Exhibit Number 10.5 (SEC File No. 000-51076)

Exhibit 99.8

Series E Stockholders Agreement, dated as of December 5, 2011, by and among Oak Investment Partners XII and the Issuer, GFINet, Inc., UBS Americas, Inc., Bonds MX, LLC, Robert Jones, Daher Bonds Investment Company, Mida Holdings, Jefferies & Company, Inc. and the other parties thereto, incorporated herein by reference to Current Report on Form 8-K filed on December 9, 2011 by the Issuer as original Exhibit Number 10.4 (SEC File No. 000-51076)

Exhibit 99.9

Asset Purchase Agreement, dated as of February 2, 2011, by and among the Issuer, Bonds MBS, Inc. and Beacon Capital Strategies, Inc., incorporated herein by reference to Current Report on Form 8-K filed on February 8, 2011 by the Issuer as original Exhibit Number 10.7 (SEC File No. 000-51076)

Exhibit 99.10

Certificate of Designation of Series C Convertible Stock, incorporated herein by reference to Current Report on Form 8-K filed on February 8, 2011 by the Issuer as original Exhibit Number 3.1 (SEC File No. 000-51076)

Exhibit 99.11

Agreement With Respect to Conversion, dated as of February 2, 2011, by and among the Issuer and Beacon Capital Strategies, Inc., incorporated herein by reference to Current Report on Form 8-K filed on February 8, 2011 by the Issuer as original Exhibit Number 10.8 (SEC File No. 000-51076)

Exhibit 99.12

Amendment No. 1 to Agreement With Respect to Conversion, dated as of December 5, 2011, by and among the Issuer. and Oak Investment Partners XII, incorporated herein by reference to Current Report on Form 8-K filed on December 9, 2011 by the Issuer as original Exhibit Number 10.6 (SEC File No. 000-51076)

Exhibit 99.13

FINRA Letter Agreement, dated as of February 2, 2011, by and among the Issuer, Bonds MBS, Inc. and Beacon Capital Strategies, Inc., incorporated herein by reference to Current Report on Form 8-K filed on February 8, 2011 by the Issuer as original Exhibit Number 10.8 (SEC File No. 000-51076)

Exhibit 99.14

Letter Agreement, dated as of June 8, 2012, by and among the Issuer, GFINet Inc., Daher Bonds Investment Company, Mida Holdings, Oak Investment Partners XII, Limited Partnership and the other parties thereto, incorporated herein by reference to Current Report on Form 8-K filed on June 13, 2012 by the Issuer as original Exhibit Number 10.1 (SEC File No. 000-51076)

Exhibit 99.15

Amendment No. 1 to Series E Stockholders’ Agreement, dated May 16, 2012, by and among the Oak Investment Partners XII and the Issuer, GFINet, Inc., UBS Americas, Inc., Bonds MX, LLC, Robert Jones, Daher Bonds Investment Company, Mida Holdings, Jefferies & Company, Inc. and the other parties thereto, incorporated herein by reference to Current Report on Form 8-K filed on May 16, 2012 by the Issuer as original Exhibit Number 10.3 (SEC File No. 000-51076)

Exhibit 99.16

Amended and Restated Series E Stockholders’ Agreement, dated as of February 28, 2013, by and among the Oak Investment Partners XII and the Issuer, GFINet, Inc., Daher Bonds Investment Company, Mida Holdings, Trimarc Capital Fund, L.P.  and the other parties thereto, incorporated herein by reference to Current Report on Form 8-K filed on March 6, 2013 by the Issuer as original Exhibit Number 10.3 (SEC File No. 000-51076)

Exhibit 99.17

Unit Purchase Agreement, dated as of February 28, 2013, by and between Trimarc Capital Fund, L.P. and the Issuer, incorporated herein by reference to Current Report on Form 8-K filed on March 6, 2013 by the Issuer as original Exhibit Number 10.1 (SEC File No. 000-51076)

Exhibit 99.18

Amendment No. 1 to Second Amended and Restated Registration Rights Agreement, dated as of February 28, 2013, by and among Oak Investment Partners XII and the Issuer, GFINet, Inc., Daher Bonds Investment Company, Mida Holdings and the other parties thereto, incorporated herein by reference to Current Report on Form 8-K filed on March 6, 2013 by the Issuer as original Exhibit Number 10.4 (SEC File No. 000-51076)

Exhibit 99.19

Secured Promissory Note, dated February 26, 2014, by and between Bonds.com Holdings, Inc. and Oak Investment Partners incorporated by reference to Amendment No. 4of Schedule 13D filed on March 19, 2014 by the Reporting Persons as original Exhibit No. 99.19 (SEC File No. 005-8545)

Exhibit 99.20

Pledge Agreement, dated as of February 26, 2014, by and among BCA, LLC, as collateral agent for the Bridge Note Holders (as defined therein), Bonds.com Holdings, Inc., Mida Holdings, Daher Bonds Investment Company, GFINet Inc., Oak Investment Partners XII and Trimarc Capital Fund, L.P. incorporated by reference to Amendment No. 4of Schedule 13D filed on March 19, 2014 by the Reporting Persons as original Exhibit No. 99.20 (SEC File No. 005-8545)

Exhibit 99.21

Agreement and Plan of Merger, dated as of March 5, 2014, by and among Issuer, MTS Markets International, Inc., and MMI Newco Inc, incorporated herein by reference to Current Report on Form 8-K filed on March 7, 2014 by the Issuer as original Exhibit Number 2.1 (SEC File No. 000-51076)

Exhibit 99.22

Written Consent of Certain Stockholders of Bonds.com Group, Inc., signed by Oak Investment Partners on March 11, 2014 incorporated by reference to Amendment No. 4of Schedule 13D filed on March 19, 2014 by the Reporting Persons as original Exhibit No. 99.19 (SEC File No. 005-8545)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 9, 2014

Entities:

Oak Investment Partners XII, Limited Partnership

Oak Associates XII, LLC

Oak Management Corporation

By:

/s/ Ann H. Lamont

Ann H. Lamont, as

General Partner or

Managing Member or as

Attorney-in-fact for the

above-listed entities

Individuals:

Bandel L. Carano

Gerald R. Gallagher

Edward F. Glassmeyer

Fredric W. Harman

Ann H. Lamont

Iftikar A. Ahmed

Grace A. Ames

Warren B. Riley

By:

/s/ Ann H. Lamont

Ann H. Lamont,

Individually and as

Attorney-in-fact for the

above-listed individuals